UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
    (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   [FEE REQUIRED]
   For the fiscal year ended December 31, 2006.
   OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   [NO FEE REQUIRED]
   For the transition period from                      to
Commission File Number: 1-4639
CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514

(Issuer of Securities)	(Address of Principal Executive Offices)

Report of Independent Registered Public Accounting Firm
Plan Administrator
CTS Corporation Retirement Savings Plan
Elkhart, Indiana
We have audited the accompanying statement of net assets available for benefits of CTS Corporation Retirement Savings Plan (Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CTS Corporation Retirement Savings Plan as of and for the year ended December 31, 2005, were audited by other accountants whose report dated June 12, 2006, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
Merrillville, Indiana
June 28, 2006
Federal Employer Identification Number: 44-0160260

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
CTS Corporation Retirement Savings Plan
Elkhart, Indiana
We have audited the accompanying statement of net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31,2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ McGladrey & Pullen, LLP
Elkhart, Indiana
June 12, 2006

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments at fair value	$119,516,706	$124,433,133

Contributions Receivable:
Employer	43,397	42,201
Employee	100,572	97,461

	143,969	139,662

Net Assets Available for Benefits	$119,660,675	$124,572,795

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Investment Income:
Net appreciation in fair value of investments	$6,192,133
Interest	193,912
Dividends	5,482,065
Other investment income	119,260

Net investment income	11,987,370

Contributions:
Employee	3,342,122
Employer	1,414,219
Rollovers	353,866

5,110,207

Total additions	17,097,577

Deductions:
Benefits paid directly to participants	21,867,308
Administrative expenses	37,586
Other expenses	104,803

Total deductions	22,009,697

Net Decrease	(4,912,120)

Net Assets Available for Benefits, Beginning of Year	124,572,795

Net Assets Available for Benefits, End of Year	$119,660,675

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Detailed information about the Plan is contained in the summary plan description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.
General:
The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participation:
Employees hired on or before March 31, 2006, employees of International Electronic Research Corporation, a Company subsidiary, and bargaining unit employees at the Company’s Elkhart, Indiana location, are eligible to participate in the Plan upon employment with the Company. Employees hired on or after April 1, 2006 who are not employees of International Electronic Research Corporation or bargaining unit employees at the Elkhart, Indiana location are eligible to participate after 30 calendar days of continuous service. Active employees can enroll in the Plan at the beginning of any calendar quarter.
Contributions:
Employees hired on or before March 31, 2006, employees of International Electronic Research Corporation, a Company subsidiary, and bargaining unit employees at the Company’s Elkhart, Indiana location, may voluntarily contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 35 percent of their gross pay. The Company makes matching contributions of 50 percent of the participant’s voluntary contribution up to 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent. The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan, who became eligible to participate in the Plan on or before March 31, 2006.
Employees hired after March 31, 2006 who are not employees of International Electronic Research Corporation or bargaining unit employees at the Company’s Elkhart, Indiana location are automatically enrolled in the Plan, after 30 days of continuous service, at a contribution level of 3 percent, unless the employee completes the enrollment form indicating a different deferral amount. The Company makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 5 percent.
The Employer may also make an incentive contribution at the discretion of Company management. The Plan also allows catch-up contributions for those participants age 50 or older. Contributions are invested according to the election specified by each participant. Contributions by participants who fail to make an election are invested in the JP Morgan Diversified Fund — Select. The Plan currently offers a money market fund, thirteen mutual funds and Company common stock as investment options for participants.
Vesting:
Participants are immediately vested in their contributions plus actual earnings thereon.
Company contributions for participants who first became eligible to participate in the Plan on or before March 31, 2006, employees of International Electronic Research Corporation, and bargaining unit employees at the Company’s

CTS Corporation Retirement Savings Plan
Notes to Financial Statements

Elkhart, Indiana location vest at the rate of 20 percent for each year of employment and are fully vested after five years of employment.
Company contributions for participants who first become eligible to participate in the Plan on or after April 1, 2006 and who are not employees of International Electronic Research Corporation or bargaining unit employees at the Company’s Elkhart, Indiana location are immediately vested.
Payment of Benefits:
Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance. Otherwise, the participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59-1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan can be in the form of a lump-sum payment, installment payments or an annuity or a combination of installment payments and an annuity.
Participant Accounts:
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For the years ended December 31, 2006 and 2005, there were $108,873 and $47,261, respectively, of non-vested forfeited accounts which were used to reduce Company contributions. At December 31, 2006 and 2005, $141 and $22,497, respectively, of non-vested forfeitures were available to reduce future Company contributions.
Participant Loans:
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as published in The Wall Street Journal, as of the first day of the month in which the loan is granted, plus two percent. The loans are collateralized by the participants’ vested account balance.
Note. 2 Summary of Significant Accounting Policies
Basis of Accounting:
The accounts of the Plan are maintained on the accrual basis of accounting.
Investments:
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings. Participant loans are valued at cost which approximates fair value.
The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements

Payment of Benefits:
Benefits are recorded when paid.
Expenses of the Plan:
Administrative expenses of the Plan are paid primarily by the Plan.
Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties:
The Plan provides for various investment options in combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Note 3. Administration of the Plan
JP Morgan Chase Bank is the Plan trustee. JP Morgan Retirement Plan Services, an agent of JP Morgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement. The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee.
Note. 4 Investments
The investments reflected in the Statements of Net Assets Available for Benefits represent the total assets in the Plan as of December 31, 2006 and 2005. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:

Investments	2006	2005

JP Morgan Prime Money Market Fund	$19,631,149	$21,206,073
CTS Corporation common stock	9,194,874	8,469,223
Mutual Funds:
GAMCO Growth Fund (formerly Gabelli Growth Fund)	15,006,142	19,021,180
JP Morgan US Equity Fund	13,776,520	13,844,619
American Century Ultra Fund	13,652,250	19,611,244
American Century International Growth Fund	9,438,442	7,347,226
JP Morgan Diversified Fund	8,179,535	8,468,942
JP Morgan Intermediate Bond Fund	7,466,570	7,975,027

CTS Corporation Retirement Savings Plan
Notes to Financial Statements

During 2006 the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

CTS Corporation common stock	$3,248,737
Mutual Funds	2,943,396

$6,192,133

Note 5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination of the Plan, all affected participants will become fully vested in their accounts.
Note 6. Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Note 7. Party-In-Interest Transactions
Certain Plan investments held at December 31, 2006 and 2005 are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, certain Plan investments at December 31, 2006 and 2005 are shares of CTS Corporation common stock. At December 31, 2006 and 2005, fair value of the shares of common stock was $9,194,874 and $8,469,223, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.
The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation. Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.
Certain Plan investments at December 31, 2006 and 2005 were managed by agents of the trustee.

CTS Corporation Retirement Savings Plan
Schedule H, Line 4a — Delinquent Participant Contributions
December 31, 2006

Participant	Total that Constitute
Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions

$452	$452

CTS Corporation Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets Held at End of Year
December 31, 2006

		(c) Description of Investments
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(e) Fair
(a)	or Similar Party	Par or Maturity Value	Value

*	JPMorgan Chase Bank	Short-term Investment Fund	$499

*	JPMorgan Prime Money Market Fund	Money Market Fund (19,631,149 units)	19,631,149

		CTS Corporation Common Stock
*	CTS Corporation	(585,661 shares)	9,194,874
		Prudential Financial Common Stock
	Prudential Financial, Inc.	(1,389 shares)	119,260

			$9,314,134

	Allegiant Large Cap Core Equity Fund	Mutual Fund (27,718 units)	348,415
*	American Century Equity Index Fund	Mutual Fund (477,555 units)	2,698,184
*	American Century International Growth Fund	Mutual Fund (753,869 units)	9,438,442
*	American Century Large Company Value Fund	Mutual Fund (418,754 units)	3,174,152
*	American Century Small Company Fund	Mutual Fund (439,650 units)	4,343,744
*	American Century Strategic Allocation - Moderate Fund	Mutual Fund (173,815 units)	1,218,443
*	American Century Ultra Fund	Mutual Fund (503,587 units)	13,652,250
	GAMCO Growth Fund	Mutual Fund (490,076 units)	15,006,142
*	JPMorgan Diversified Fund	Mutual Fund (546,030 units)	8,179,535
*	JPMorgan Intermediate Bond Fund	Mutual Fund (724,910 units)	7,466,570
*	JPMorgan US Equity Fund	Mutual Fund (1,217,007 units)	13,776,520
	Oakmark Equity and Income Fund	Mutual Fund (231,113 units)	5,981,204
	Royce Premier Fund	Mutual Fund (195,396 units)	3,431,149

		TOTAL MUTUAL FUNDS	$88,714,750

*	Participant loans	$1,856,174 principal amount, interest rates ranging from 5.00% to 11.50%, due from July 24, 2004 to January 31, 2016 (303 loans)	1,856,174

			$119,516,706

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS Corporation Retirement Savings Plan
/s/ James L. Cummins
James L. Cummins, Chairman
CTS Corporation
Benefit Plan Administration Committee

Dated: June 29, 2007

EXHIBIT INDEX

Exhibit
Number	Description

23(a)	Consent of BKD, LLP

23(b)	Consent of McGladrey & Pullen LLP